TanTech Holdings Ltd.

F11, T3, Herui Technology Center,

No. 475 Chang He Road, Bingjiang District,

Hangzhou 310052, China

+ 86 (571) 87555802

November 28 , 2016

VIA E-MAIL

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

RE: Tantech Holding Ltd.

Form 20-F for the Fiscal Year Ended

December 31, 2015

Filed April 29, 2016

File No. 001-36885

Dear Mr. O’Brien:

On behalf of Tantech Holdings Ltd. (“Tantech”, the “Company”, “we”, “us”, or “our”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s email, dated September 30, 2016, with respect to our annual report on Form 20-F filed with the Commission on April 29, 2016, file no. 001-36885 (the “Annual Report”). Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Form 20-F (“Amendment No. 2” or the “Annual Report”).

We understand and agree that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the period ended December 31, 2015

Critical Accounting Policies, page 73

Allowance for accounts receivable, page 74

1.                   We note your response to comment 3 from our letter dated September 30, 2016. It is still not apparent from your response what your typical customer payment terms are and how you apply your policy for evaluating collectability based on an aging analysis to those standard terms. In that regard, while we understand you have offered longer payment terms to certain large retailers and wholesale chains who require such payment terms over six months, it is not apparent how much of the outstanding receivable balance as of December 31, 2015, relate to those larger customers who required extended payment terms. As such, please expand your response to tell us:

●	What your typical standard payment terms offered to customers are;

●	What percentage of outstanding receivables as of December 31, 2015, relate to the larger customers who require extended payment terms;
●	Whether you have a history of offering such extended terms and how that may have impacted your revenue recognition policy. Specifically tell us how such terms may have impacted the determination that the price you offer your customers is considered fixed and determinable. In this regard, clarify if you have a history of collecting the original amount invoiced from your customers that have these extended payment terms without providing any refunds or concessions; and
●	What consideration was given as to whether your allowance for doubtful accounts balance of $1.2 million was considered adequate as of December 31, 2015, given that as of September 30, 2016, your accounts receivable balance continued to include approximately $4.8 million of outstanding receivables that were greater than four months old as of December 31, 2015.

Finally, as previously requested please also expand your disclosures to provide an analysis of your day’s sales outstanding for each balance sheet date presented.

Response:

We acknowledge the Staff’s comment.

Our typical standard payment terms offered to our customers are 3 months. Although we typically do not grant special payment terms to many of our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms that are more than 3 months but unlikely to default. Furthermore, for some major and long-term distributors and retailers, their credit terms can be extended up to 9 months to 12 months. The reasons behind that are followings:

1.	These retailers are well-established larger chain stores and distributors across China. Their default risk is relatively low compared to local stores or small customers.
2.	We are a relative small supplier to these large retailers and distributors. Our bargaining power with these lager customers is weak since we are relying on their sale chancels to end users. They are more likely to pay their large suppliers first than small suppliers and typically require longer payment terms from small suppliers like us. In addition, our sale contracts with them are signed on annual basis, and the credit terms are subject to change based on how well our products sell within their stores.

Currently, we have extended credit terms for seven major customers. Most of them are well-established retailers and distributors in China, and we have developed sustained business relationship with them over the year. The percentage of outstanding receivables as of December 31, 2015, relate to these seven large customers who require extended payment terms, is at 60.35%, as shown in the table below:

Customer	Credit Term	Balance as of 12/30/2015	Percentage of Total AR	Subsequent Collection as of 9/30/2016	Percentage of Collection
Lotus	9-12 months	4,516,727.87	10.83%	3,262,193.47	72.22%
Hangzhou LianHua	9-12 months	3,308,546.31	7.93%	2,219,752.58	67.09%
Carrefour	9-12 months	4,605,706.11	11.04%	4,605,706.11	100.00%
Hangzhou Baideshengou	9-12 months	4,694,927.60	11.26%	4,693,691.83	99.97%
Shanghai Huanguan	9-12 months	8,046,447.54	19.29%	-	0.00%
Total		25,172,355.43	60.35%	14,781,343.99

As of September 30, 2016, approximately $14.8 million or 58.72% of those seven major customers’ outstanding receivables at December 31, 2015 have been subsequently collected.

Our offering of those extended payment terms does not impact our determination that the price is fixed and determinable. Our price is evidenced by sales contracts with fixed amount on each product to be sold. We have not experienced significant returns or concessions after extending their credit terms. Since no significant amount of receivable was defaulted in the past, our revenue recognition policy is not affected by extending credit terms. However, we considered that longer collection periods would have cause negative impact on our cash flow management. Based on our historic experience, all of those receivables with those large customers to whom we offered extended credit terms have been collected with the original invoices amounts, and we have not offered any subsequent refunds or concession.

In particular, as of September 30, 2016, we noted that still approximately 34% of outstanding receivables as of December 31, 2015 have not been collected yet. The company has made efforts in collection follow-ups and negotiated with customers to collect bills by end of 2016.

By considering the history of our cash collection and the nature of our business, many customers who extended payment term will pay us back by the end of 2016 when it is the busiest shopping season. We have reviewed our aged receivables on individual account basis to assess collectability and believe the allowance for doubtful accounts balance of $1.2 million as of December 31, 2015 was adequate. We are monitoring the collection progress rigorously and will accrue additional allowance if we believe certain aged receivables become likely uncollectible.

As per Staff’s request, we have expanded our disclosure on page 74 of Amendment No. 2 to provide analysis of our day’s sales outstanding for each balance sheet date presented.

Item 15. Controls and Procedures, page 100

2.                   We note your response to our comment 5 from our letter dated September 30, 2016 and the subsequent amendment filed to your Form 20-F for the period ended December 31, 2015. It is not apparent to us how you were able to conclude that your disclosure controls and procedures and internal controls over financial reporting are considered effective as of December 31, 2015. We note that based on your disclosures on page 24, you were still in the process of designing and implementing your internal controls over financial reporting as of the period covered by this report. As such, please revise your conclusion on the effectiveness of both or advise.

Response:

We acknowledge the Staff’s comment.

As of December 31, 2015, we believe that our disclosure controls and procedures were effective based on the following facts:

1.	Our Chief Financial Officer at the time, Mr. Ningfang Liang, is a licensed Certified Public Accountants in the United Stated and has adequate experience in SEC financial reporting process. Mr. Liang worked extensively with our external auditors and SEC attorney to ensure that information required to be disclosed in our reports is properly accumulated and communicated to management.
2.	Our treasurer/financial controller, Mr. Qingsong Dong, is working industrial accounting over 15 years in China, who has extensive accounting and industry experience to ensure all accounting data are being recorded, processed, summarized and reported properly, and who is also working closely with our CFO to accurately convert the financial information into US GAAP-based financial statements.

We are currently not subject to audits of internal control over financial reporting. Historically, we have not had a formal and comprehensive design of internal control systems as being a small company. As per our disclosures on page 24, we are still in the process of designing and implementing our formal internal controls over financial reporting. It is the management’s conclusion that our internal control over financial reporting was not effective as of December 31, 2015.

We have revised our disclosures on page 100 of Amendment No. 2 to indicate that our internal control over financial report(as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) was ineffective as of December 31, 2015.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Tantech Holdings Ltd.

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer